SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                               Commission File Number: 333-62061


                     Community Bankshares of Maryland, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                 16410 Heritage Boulevard, Bowie, Maryland 20716
--------------------------------------------------------------------------------
  (Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)


                         Common Stock, $10.00 par value
--------------------------------------------------------------------------------
         (Title of all other classes of securities covered by this Form)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [ ]              Rule 12h-3(b)(1)(ii)    [ ]
     Rule 12g-4(a)(1)(ii)   [ ]              Rule 12h-3(b)(2)(i)     [ ]
     Rule 12g-4(a)(2)(i)    [ ]              Rule 12h-3(b)(2)(ii)    [ ]
     Rule 12g-4(a)(2)(ii)   [ ]              Rule 15d-6              [X]
     Rule 12h-3(b)(1)(i)    [X]

     Approximate number of holders of record as of the certification or notice date: 173

     The Company's registration statement on Form SB-2 became effective on October 27, 1998. Following termination of the offering to which the registration statement related on December 31, 1998, the Company had approximately 173 shareholders of record. At January 1, 1998, the beginning of the Company's fiscal year, the Company had approximately 50 shareholders of record. The Company has not filed any reports pursuant to Section 15(d), the first such required report being the annual report on Form 10-KSB for the year ended December 31, 1998. The Company requests the Commission's approval of the suspension of its obligations to report pursuant to Section 15(d) as the benefit to investors of the Company's reporting under the Exchange Act is far exceeded by the operational burden and expense of preparing and filing such reports. The Company's of common stock is not traded on any exchange or other organized market, and no market makers offer to make a market in the Company's stock. Trading has historically been infrequent, and it is unlikely that an active market in the Company's stock will develop. The Company plans to continue its practice of distributing its audited financial statements to all shareholders, virtually all of whom are resident in the Company's primary market area. If required to file reports through 1999, it is probable that the Company would be eligible for suspension of its obligation to file reports under Section 15(d) after December 31, 1999, as it is improbable that the Company will have in excess of 500 shareholders at December 31, 1999, or be required to register under Section 12 of the Exchange Act. In light of the foregoing, the Company does not believe that there is any public benefit to investors in having the Company divert substantial human and financial resources from its principal effort.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Community Bankshares of Maryland, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.



DATE: January 22, 1999                        BY: /s/ William V. Meyers
                                                  -----------------------------
                                                  William V. Meyers, Chairman



                                   Page 2 of 2